United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 3	INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES	OMB APPROVAL
(Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940	OMB Number:3235-0104 Expires: January 31, 2005 Estimated Average Burden Hours Per Response 0.5

1. Name and Address of Reporting Person* MIDWEST MERGER MANAGEMENT, INC	2. Date of Event Requiring Statement (Month/Day/Year) 05/09/2002		5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
(Last)(First)(Middle) 10602 Timberwood Circle, #9 (Street)	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Issuer Name AND Ticker or Trading Symbol EDGAR Filing.net, Inc. ("EGRF")	/ / Director / / Officer (give title below)	/X/ 10% Owner / / Other (specify below)
Louisville, Kentucky 40223 (City) (State) (Zip)	6. If Amendment, Date of Original (Month/Day/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) /X/ Form filed by One Reporting Person / / Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, EDGAR Filing.net, Inc., $0.001 par value	6,837,614	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

(Over)
SEC 1472 (06-02

Form 3 (Continued)

Table II - Derivative Securities Beneficially Owned
(e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amont or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

/s/ Michele Brown Name:Michele Brown Title: Secretary	August 26, 2002
**Signature of Reporting Person	Date

**
Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 1472 (06-02